GREAT-WEST FUNDS, INC.
8515 East Orchard Road
Greenwood Village, Colorado 80111

December 4, 2014
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Great-West Funds, Inc.
Definitive Proxy Statement on Schedule 14A
File Nos. 2-75503, 811-03364

Commission:

Electronically transmitted for filing, pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, is the above-referenced definitive proxy statement for Great-West Funds, Inc. (the “Registrant”).

Set forth below is each Commission staff comment on the preliminary proxy statement filed with the Commission on November 24, 2014, communicated via telephone on December 3, 2014, by Mr. Patrick Scott of the Commission's Office of Insurance Products, followed by Registrant's response.

I. RESPONSES TO STAFF COMMENTS

Comment No. 1

Clarify the following sentence in Part 1 of Proxy Statement:

"The combination of the management fees, Underlying Fund fees and, as applicable, 12b-1 fees, result in the ultimate fee paid by a Fund, the Fund's total annual fund operating expenses (the "Expense Ratio")."

Response

Comment complied with by revising the relevant sentence to read as follows:

"The combination of a Fund's management fees, Underlying Fund fees and, as applicable, 12b-1 fees result in the ultimate fee paid by the Fund, which is referred to as the Fund’s total annual fund operating expenses (the “Expense Ratio”)."

Comment No. 2

Under the section entitled "Current Fee Structure" in Part 1 of the Proxy Statement, state that the Fund selected is a representative example of how the fee structure will change for each of the Funds. Confirm in the cover letter to the Definitive Proxy Statement that the Fund selected is a representative example, is not the most favorable example from the perspective of the Funds, and explain why this Fund was selected as the representative example.

Response

Comment complied with by adding the following disclosure under the section entitled "Current Fee Structure" in Part 1 of the Proxy Statement:

"The Great-West Lifetime 2035 Fund II is a representative example of how the fee structure for the Funds will change as a result of the implementation of the Administrative Services Agreement. Based on the estimated Acquired Fund Fees and Expenses for your Fund, Total Annual Fund Operating Expenses may differ from the Great-West Lifetime 2035 Fund II."

The Great-West Lifetime 2035 Fund II was randomly selected as the representative example. Based on the estimated Acquired Fund Fees and Expenses for the Funds in 2015, it is not the most favorable example.

Comment No. 3

Under the section entitled "Proposed Fee Structure" in Part 1 of the Proxy Statement, the "Total Other Expenses" line item should include the 0.35% Administrative Services Fee."

Response

Comment complied with by adding the 0.35% Administrative Services Fee to the "Total Other Expenses" line item.

Comment No. 4

Under the section entitled "Proposed Fee Structure" in Part 1 of the Proxy Statement, footnote number 1 to the fee table states, "The Acquired Fund Fees and Expenses are estimated for 2015." Explain in the cover letter to the Definitive Proxy Statement how the estimated Acquired Fund Fees and Expenses for 2015 differ from the Acquired Fund Fees and Expenses in 2013 and 2014.

Response

Currently, the Acquired Fund Fees and Expenses include share classes of Underlying Funds, as defined in the Proxy Statement, that pay 12b-1 fees, administrative services or similar fees ("Underlying Fund Administrative Services Fees"). These Underlying Fund Administrative Services Fees currently range from 0.25% to 0.55% and average approximately 0.35%.

Upon implementation of the Administrative Services Agreement, the Funds will invest in share classes of Underlying Funds that do not include Underlying Fund Administrative Services Fees. As a result, the Acquired Fund Fees and Expenses will be reduced by approximately 0.35% to offset the addition of the proposed 0.35% administrative services fee that is subject to shareholder approval.

Therefore, the estimated Acquired Fund Fees and Expenses for 2015 are approximately 0.35% less than the Acquired Fund Fees and Expenses for the Funds in 2013 and 2014.

Comment No. 5

Under the section entitled "Proposed Fee Structure" in Part 1 of the Proxy Statement, there is a statement that "The Expense Ratio that your Fund pays is not expected to increase as a result of the implementation of the Administrative Services Agreement." Confirm and explain the statement in the cover letter to the Definitive Proxy Statement.

Response

As described in the response to Comment No. 4, the Acquired Fund Fees and Expenses are expected to be reduced by approximately 0.35% upon the implementation of the Administrative Services Agreement. This reduction in Acquired Fund Fees and Expenses will be offset by the addition of the new administrative services fee of 0.35% to the Funds.

Please note the following statement included in the Proxy Statement: "Please note that the Acquired Fund Fees and Expenses vary over time based on then-current allocations of the Funds among the Underlying Funds and the then-

current expense ratios of the Underlying Funds, which vary over time based on numerous factors. As such, the Acquired Fund Fees and Expenses of the Funds are not guaranteed to remain at the estimated amounts set forth above."

Comment No. 6

Under the Section entitled "Board Considerations" in Part 1 of the Proxy Statement, consider making the following sentence more prominent:

"The Board also noted management's representations that, if the proposal is approved, GWCM will have more mutual funds to choose from when selecting Non-GW Underlying Funds."

Response

The relevant sentence has been revised to read as follows:

"The Board also noted management's representations that, if the proposal is approved, GWCM will have more mutual funds to choose from when selecting Non-GW Underlying Funds, as described in greater detail above under the section entitled "Approval of Administrative Services Agreement and Impact on GWCM's Selection of Non-GW Underlying Funds.""

Comment No. 7

In Part 3 of the Proxy Statement (Proxy Voting and Operation of the Meeting), clarify what happens if only certain Funds approve the Administrative Services Agreement.

Response

Comment complied with by adding the following disclosure to Part 3 of the Proxy Statement:

"If shareholders of a Fund do not approve the Administrative Services Agreement, the Administrative Services Agreement will not become effective and the existing fee structure and payments for administrative services would remain unchanged with respect to such Fund."

II. "TANDY" REPRESENTATIONS

In response to a request of the Commission staff, in connection with this filing, Registrant hereby acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Comments by the Commission staff or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States except as otherwise legally permissible.

If you have any questions, please contact me at (303) 737-4675 or Renee Hardt of Vedder Price P.C. at (312) 609-7616.

Very truly yours,

/s/ Ryan L. Logsdon

Ryan L. Logsdon
Assistant Vice President, Counsel & Secretary

cc:    Patrick F. Scott, Esq.